

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

August 9, 2017

Wenjie Tang
Chief Executive Officer
AGM Group Holdings Inc.
1 Jinghua South Road
Wangzuo Plaza East Tower, Room 2112
100020 Beijing
People's Republic of China

> **Re: AGM Group Holdings Inc.**
> **Amendment No. 1 to Registration Statement on Form F-1**
> **Filed July 21, 2017**
> **File No. 333-218020**

Dear Mr. Tang:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 9, 2017 letter.

Cover Page

1. We note your revised disclosure in response to prior comment 1. Please disclose here, and elsewhere as appropriate, the combined voting power of the holders of your Class B ordinary shares based on the actual offering amounts when known. In addition, please further revise to remove the disclosure regarding the number of authorized Class A and Class B Ordinary Shares from the cover page.

Prospectus Summary, page 1

2. Please revise the summary overview to disclose clearly that substantially all of your business operations and R&D are conducted in China. Clarify whether substantially all

of your employees are located in China.  Provide similar disclosure in the business section overview.

Corporate Information, page 6

3.      In your response to prior comment 6 you state that your business "does not have restrictions on foreign investment or ownership imposed by the PRC law and regulations."  However, we note your disclosures that your PRC subsidiaries are generally subject to laws and regulations applicable to foreign investment in China and that the PRC extensively regulates the internet industry, including foreign ownership of, and the licensing and permit requirements pertaining to, companies in the internet industry.  We thus reissue prior comment 6.  Please revise your disclosure to clearly state whether your business, a substantial majority of which is composed of your online trading platform application service, is subject to PRC foreign investment and ownership restrictions.  If so, discuss the restrictions and, as applicable, their impact on your organizational structure.

Risk Factors

"We are dependent on our major customers for the majority of our revenues…," page 11

4.      We reissue prior comment 8 in part as your response and revised disclosure do not address your dependence on several suppliers.  Please consider providing a separate risk factor, or expanding this risk factor, to address your dependence on a limited number of suppliers.

Risks Related to Our Corporate Structure and Operation

"The dual-class structure of our ordinary shares has the effect…," page 24

5.      To better highlight the risk relating to your dual-class structure, please consider removing the first two paragraphs describing the rights of Class A and Class B ordinary shareholders and including instead a cross-reference to your discussion of these rights in the Description of Share Capital on page 76.  In addition, disclose here the combined voting power of the holders of your Class B ordinary shares based on the actual offering amounts when known.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Forex trading brokerage service, page 38

6.      It is unclear how your response to prior comment 18 explains in what way your license to provide forex trading brokerage services also covers trading in precious metal and oil spot contracts.  Please provide us with a more detailed explanation of the terms of the license that specifically provide for trading in precious metal and oil spot contracts, or

that provide for trading in areas outside of foreign exchange, or otherwise demonstrate that your forex trading brokerage license covers these other trade categories. Please refer to specific provisions of the license or otherwise support your response with appropriate documentation.

7.      Please clarify whether there are PRC licensing requirements with respect to the forex trading brokerage services you provide in China. If so, provide an appropriate discussion and state whether you are currently in compliance. In addition, to the extent you will require additional licensing to expand your business into Malaysia and Australia, the additional markets referenced in your growth strategy, please provide an appropriate discussion.

Quantitative and Qualitative Disclosures About Market Risk, page 46

8.      We note you added qualitative disclosure in response to prior comment 17. As previously requested, please also provide quantitative information for each of the market risk exposure categories. Refer to Item 11(a) of Form 20-F.

Related Party Transactions

Due from a Related Party, page 72

9.      We note that you had a subscription receivable that was collectible before May 31, 2017. Please revise to indicate whether this receivable has been paid or remains outstanding.

Principal Shareholders, page 74

10.     Please add a column disclosing, as a percentage, the combined voting power of holders of both Class A and Class B ordinary shares.

Financial Statements, page F-1

11.     We note that your financial statements have been revised for corrections of errors. Please revise to disclose that your previously issued financial statements have been restated, along with a description of the nature the errors. Also disclose the effect of the correction on each financial statement line item. Refer to ASC 250-10-50-7 through 50-9. In addition, tell us what consideration your auditors gave to including a reference in their audit report to the restatement. Refer to AS 2905.

Note 15. Subsequent Events, page F-21

12.     In response to prior comment 26, you indicate that you revised to include the disclosures of subsequent events. Please also provide the disclosures in ASC 855-10-50-1 related to the date through which subsequent events have been evaluated.

       You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters.  Please contact Matthew Derby, Staff Attorney, at (202) 551-3286 or, in his absence, the undersigned at (202) 551-3457 with any other questions.  If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel
Office of Information
Technologies and Services

cc:    Mengyi "Jason" Ye, Esq.
       Ortoli Rosenstadt LLP